Wendell M. Faria, Esq. Partner wendell.faria@dentons.com	Dentons US LLP 1900 K St NW Washington, DC 20006 United States
D +1 202 496 7408
dentons.com

Wendell Faria

Partner

July 25, 2025

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549-3010

Re:

Thankam Varghese, Branch Chief

C1 Fund Inc. (the “Company”)

Registration Statement on Form N-2/A

Filed November 12, 2024, as amended on January 21, 2025, March 7, 2025, April 25, 205, May 29, 2025 and July 25, 2025

File Nos.: 333-283139, 811-24022

Dear Ms. Varghese:

This letter contains our responses to the comments we received from the staff (“Staff”) of the Securities and Exchange Commission (the “Commission”) on Amendment No. 4 to the Registration Statement on Form N-2 (the “Amendment”) for C1 Fund Inc. (the “Company”), which we filed with the Commission on May 29, 2025. We received oral comments from you on June 6, 2025, June 16, 2025, July 3, 2025 and July 11, 2025 and from Brian Szilagyi on June 12, 2025, July 1, 2025, July 11, 2025 and July 22, 2025. Please see below our responses. For ease of reference, we have attempted to paraphrase the comment preceding each response. References to “Amendment No. 5” or the “Registration Statement” refer to Amendment No. 5 to the Registration Statement filed on July 25, 2025. Page number references in our responses are to the page numbers in the clean version of Amendment No. 5, unless stated otherwise. Capitalized terms used but not defined in this letter have the meanings ascribed in Amendment No. 5.

Oral comments received June 6, 2025

1.	On page 14, the amounts in the expense example table do not appear to be correct based on the figures on the fee table. Please recalculate.

Response:	We have revised the expense example table on page 14. The revised calculations reflect a sales load of 7.00%.

2.	In the first sentence on page F-8, there appears to be an extra instance of the phrase "with the Adviser." Please consider removing the extraneous phrase.

Response:	We have revised the first sentence on page F-8 to remove the extraneous phrase “with the Adviser.”

3.	On page (ii), in footnote (i) and elsewhere, please revise the description of the over-allotment option as being exercisable 30 days from the date of the final prospectus.

Response:	We have revised footnote (i) on page (ii), and elsewhere, to describe the over-allotment option as being exercisable 30 days from the date of the final prospectus.

4.	Please note that the third sentence on page 13 says "The expenses shown in the table and related footnotes are based on estimated amounts for the Company’s first year of operations… " whereas footnote 5 of the table says, "Other Expenses are based on estimated amounts for the current fiscal year...." Please supplementally advise the Staff whether the difference in the description is intended, and revise accordingly, if necessary.

Response:	We supplementally advise the Staff that the difference between the two sentences is intentional. We have clarified the Registration Statement on pages 13 to 14 to make clear that Other Expenses are based on estimated amounts for the current fiscal year.

5.	Please include more fulsome disclosure in the subsection "risks associated with investment in private companies" that C1 Fund expects to use to access securities in C1 Thirty companies through (i) purchases on private secondary marketplaces, (ii) direct purchases in private offerings, and (iii) purchases in one-off private transactions. For example, regarding purchases in one-off private transactions, please add (or consider adding) risk disclosure regarding the need to obtain waivers of transfer restrictions and the risk that such waivers may not be obtained.

Response:	We have added an additional bullet point in the Summary Risk Factors section under the sub-header “Risks Associated with Our Investments” to disclose the risks the Company faces in utilizing the three channels of acquiring securities of C1 Thirty companies. In addition, on pages 23 to 24 we have added more fulsome risk factor disclosure.

6.	On page S-3, please disclose the definition of majority of outstanding voting securities as set forth in Section 2(a)(42) of the '40 Act.

Response:	On page S-3, we have disclosed the definition of majority of outstanding voting securities as set forth in Section 2(a)(42) of the ‘40 Act.

7.	Please include description of fundamental policy with respect to short sale purchases on margin and the writing of put and call options. See Item 17.2 of Form N-2.

Response:	We revised the Statement of Additional Information to disclose the Company’s fundamental policy with respect to short sale purchases on margin and the writing of put and call options.

8.	Supplementally explain whether it could take longer than 2 weeks to obtain waivers and consents of transfer restrictions.

Response:

We supplementally advise the Staff that, because private companies that meet our investment criteria are likely to have established procedures allowing for their securities to be sold in order to streamline requests from their shareholders, the Company expects that it will be successful in obtaining the required approvals or waivers of the contractual transfer restrictions (including waivers of Rights of First Refusal (“ROFRs”)) after the execution of the purchase agreement by following established procedures.

While the Company expects that it will be able to obtain the required approvals or waivers of the contractual transfer restrictions (if any) generally within two weeks from the time of executing a purchase agreement, there may be cases in which the Company may require a period longer than two weeks to obtain the requested approval or waiver. For this reason, the Company will structure its purchase agreements for the acquisition of securities issued by C1 Thirty companies to provide that approval of the transfer of securities or waiver of the transfer restrictions must be obtained within 30 days from the date of execution, and that the purchase agreement will terminate automatically if no such approval or waiver is obtained within 30 days following the date of execution.

Oral comments received June 12, 2025

9.	Does the entering into the first purchase agreement trigger (i) commencement of operations, (ii) the Fund's NAV calculations and (iii) the Company’s performance clock?

Response:	Rule 482(d) under the Securities Act of 1933, as amended (the “1933 Act”), provides that, in general, a fund calculates its standardized average annual total return from the date of the effectiveness of its registration statement. (See e.g., Rule 482(d)(3) under the 1933 Act and Item 24(g)(2)(B) of Form N-2.) The Company further understands that the Staff has taken the position that Rule 482 under the 1933 Act generally requires a fund to calculate standardized total return from the date its registration statement becomes effective.[1] Accordingly, we supplementally advise the Staff that the Company will consider the effective date of its registration statement on Form N-2 to be the trigger date for (i) the commencement of operations, (ii) the Company's performance clock, and (iii) the Company’s NAV calculation.

10.	Are there any fees or costs relating to the execution of the purchase agreement. If so, how are they accounted for?

Response:

With respect to any acquisitions of securities effected through ATSs, the Company typically will incur fees between 1% to 5% of the transaction cost for executing transactions on an ATS. In some transactions with eligible shareholders, the Company may be required to pay a commission or other similar compensation to a broker-dealer for executing these transactions. This fee is typically between 2% to 5% of the transaction cost. We further supplementally advise the Staff and disclose in the Registration Statement on page 54 that if the transaction does not settle for reasons such as the issuer exercises its ROFR or if the seller breaches its obligation to sell the securities, we will not incur ATS fees or brokerage commissions. We have revised the N-2 to disclose these fees on pages 4 and 54 and the risks associated with such fees on page 23 of the Amendment.

The Company accounts for these fees as costs of the transaction and part of the subject securities' total cost incurred by the Company.

11.	After the purchase agreements are entered into, how will the purchase agreements be valued and how will they be marked to market? Who will be providing these valuations?

Response:

With respect to a purchase agreement for securities that are not subject to any transfer restrictions, the securities underlying the purchase agreement will be recorded at fair value as an investment asset in accordance with the requirements of ASC 820-10-30-2 at the time of the execution of the purchase agreement. These values will be marked to market at the next valuation date as of the last day of each fiscal quarter.

With respect to a purchase agreement for securities that are subject to transfer restrictions (such as a ROFR), the securities underlying the purchase agreement will be recorded at fair value as an investment asset in accordance with the requirements of ASC 820-10-30-2 and ASC 946-320-25-2 at the time when any and all transfer restrictions have been satisfied. These values will be marked to market at the next valuation date as of the last day of each fiscal quarter.

The Company, in consultation with its independent valuation firm, EisnerAmper, determines a fair value for the securities, as of the last day of the Company’s fiscal quarter.

1 See Comstock Partners Strategy Fund, Inc. (pub. avail. Apr. 6, 1995).

12.	What is the settlement period for the purchase agreement? What factors go into determining when the settlement period begins and ends? And once the purchase agreement is settled, where is the purchase agreement custodied?

Response:

As disclosed in the Registration Statement, the Company's purchase agreements will provide that approval of the transfer of securities or waiver of the transfer restrictions must be obtained within 30 days from the date of the execution of the purchase agreement.

The settlement period commences when the purchase agreement is executed. The settlement period ends when either (i) the purchase is fully performed or (ii) when the purchase agreement is automatically terminated if applicable waivers of transaction restrictions or approvals of transfers are not obtained.

The purchase agreement is settled when (a) the Company wires the funds for the purchase to the sellers and such funds are received by the seller, and (b) we receive written notification from the issuer of the subject securities that the securities are transferred and recorded in the books and records of the issuer. The Company expects that (a) and (b) happen simultaneously and there would not be any instance where (a) occurs, but (b) does not occur. The Company notes that, each of (a) and (b) are initiated only if the applicable waivers of transaction restrictions or approvals of transfers are obtained, and will occur within 2 business days from the time that applicable waivers of transaction restrictions or approvals of transfers are obtained, such that the entirety of the settlement period, from the time of signing of the purchase agreement to the time of the wiring and receipt of the funds and the recording of the transfer of the securities on the books and records of the issuer, shall not exceed 35 days in accordance with Rule 18f-4(f) of the Investment Company Act of 1940. The Company reasonably expects that issuers of the securities that it purchases (i.e. C1 Thirty companies) have prior experience in handling secondary transactions and booking and recording transfers of their securities. The Company also believes that capitalization table management software is widely used by private companies, especially C1 Thirty companies, and therefore, the Company reasonably expects that the issuer’s recording of the transfer of the securities in its books and records could be completed within two business days.

We have supplemented page 23 of the Registration Statement to disclose that “The purchase agreements will provide that in any such case, the agreement will terminate automatically if (i) approval of the transfer of securities or waiver of the transfer restrictions is not obtained within 30 days from the signing of the purchase agreement, or (ii) the closing of the purchase agreement, which is completed upon the wiring and receipt of the funds and the recording of the transfer of the securities on the books and records of the issuer, does not occur within 35 days from the signing of the purchase agreement.”

We also note to the Staff that within the “Payment and Settlement” row of the table on page 57, we disclose that the Company will close on the transaction to acquire the securities by making the payment for the securities within one or two business days of resolving any transfer restrictions, and upon payment, the issuer records the transfer of the securities in its books and records. The total time from signing of the purchase agreement to settlement will be no more than 35 days.

With respect to a purchase agreement for securities that are not subject to any transfer restrictions, the Company recognizes the securities as being purchased at the time of the execution of the purchase agreement, and upon execution of such purchase agreement, the securities are entered at cost (plus any direct transaction cost) as Assets (debit) and a corresponding entry in Payables (credit).

With respect to a purchase agreement for securities that are subject to any transfer restrictions (such as a ROFR), the securities underlying the purchase agreement will be recorded at fair value as an investment asset in accordance with the requirements of ASC 820-10-30-2 and ASC 946-320-25-2 at the time when any and all transfer restrictions have been satisfied.

We view the purchase agreements merely as documenting the terms and conditions for the purchase of the underlying securities, and the purchase agreements themselves are not custodied because the securities are the assets rather than the purchase agreements. Copies of the purchase agreements will be maintained by the Company, SS&C, as the Company’s administrator, transfer agent and registrar, as part of the books and records of the Fund required by Rules 31a-1(b) and 2a-5 under the Investment Company Act, and the Custodian. The underlying securities are custodied as described in our response to comment 13 below.

13.	Once the purchase agreement is entered into, how long would it be for the underlying securities to be custodied by the Company’s custodian? Is it the intention that all the securities subject to the purchase agreement be delivered at the same time, or by piecemeal? If delivered piecemeal, please explain how the securities and purchase agreement are separately valued.

Response:

We supplementally advise the Staff that, once the purchase agreement is entered into, the settlement period begins. A description of the settlement period is set forth in our response to Comment 12 above.

In accordance with the Company’s Custody Agreement with U.S. Bank, National Association (“US Bank” or the “Custodian”), as Custodian, US Bank will maintain custody of certificated securities in accordance with the Custody Agreement, a form of which was previously filed with the Registration Statement. The Custodian will maintain complete and accurate records with respect to such securities. As to any securities that are uncertificated, the issuer of the securities will provide the Company written notice indicating that, under the books and records of the issuer, the securities have been transferred in the name of the Company. Copies will be provided to US Bank, the Company’s custodian, and the Custodian will record in its records the transactions and security positions as client-controlled assets. The Custodian will keep such other books and records of the Company as the Company shall reasonably request, or as may be required by the 1940 Act, including, but not limited to, Section 31 of the 1940 Act and Rule 31a-2 promulgated thereunder.

A copy of this letter will also be maintained and preserved by SS&C, as the Company’s administrator, transfer agent and registrar, as part of the books and records of the Fund required by Rules 31a-1(b) and 2a-5 under the Investment Company Act, to support a record of portfolio securities purchased for the Company and the determination of fair values for the company.

We supplementally advise the Staff that all the securities subject to a purchase agreement are required to be delivered at the same time. The Company will not accept piecemeal delivery.

Oral comments received June 16, 2025

14.	With respect to the purchase agreements, please confirm whether the purchase agreement would definitively set the price and quantity with respect to the subject securities.

Response:	We supplementally advise the Staff and confirm that the purchase agreement will provide for a definite price and definite quantity at the time of the signing of the purchase agreement. Following the signing of the purchase agreement, the parties to the purchase agreement will obtain waivers of transfer restrictions.

15.	Please supplementally advise the Staff and disclose Scott Reed’s middle name.

Response:	Scott Reed’s middle name is Alexander. We have revised the Amendment to include Mr. Reed’s middle name, where applicable.

Oral comment received July 1, 2025

16.	Please supplementally advise the Staff of the financial statement presentation of the purchase agreements/subject securities. Please also consider in the response the status the purchase agreement is in at the financial statement date, e.g., executed but not settled, executed and settled, etc.

Response:

With respect to a purchase agreement for securities that are not subject to any transfer restrictions, (such as a ROFR), the Company recognizes the securities as being purchased at the time of the execution of the purchase agreement, and upon the execution of such purchase agreement, the securities are recorded at cost (plus any direct transaction cost) as Assets (debit) and a corresponding entry in Payables (credit).

With respect to a purchase agreement for securities that are subject to any transfer restrictions (such as a ROFR), the securities underlying the purchase agreement will be recorded at fair value as an investment asset in accordance with the requirements of ASC 820-10-30-2 and ASC 946-320-25-2 at the time when any and all transfer restrictions have been satisfied.

In its financial statements as of the end of the relevant fiscal quarter:

•	With respect to purchase agreements that are signed as of the relevant financial statement date, but are still subject to obtaining a waiver of transfer restrictions or an approval of transfer, consistent with ASC 946-320-25-2, the Company’s financial statements will not reflect the securities as having been purchased. The securities to be purchased pursuant to such purchase agreement will not be recorded as they are subject to a contingency.

•	With respect to purchase agreements that are signed as of the relevant financial statement date, and for which a waiver of transfer restrictions or an approval of transfer has been obtained, but settlement has not been completed, consistent with ASC 946-320-25-2, the Company will present the securities as an Asset (debit) and will also present a corresponding entry in Payables (credit).

•	With respect to purchase agreements that are fully settled as of the relevant financial statement date (i.e. that funds have been paid and confirmation of transfer of securities have been received), the Company will continue to present the securities as an Asset (upon the settlement, the ledger entry is to credit cash and debit payables).

Oral comments received July 3, 2025

17.	With respect to the Company’s purchases through ATSs, please supplementally explain whether the Company will be purchasing directly the securities of C1 Thirty companies or whether the Company will be purchasing right to or derivates of underlying securities. Please also supplementally advise whether there are any material conditions on the transfer of securities purchased through ATSs. Please also describe the settlement process for purchases on ATSs.

Response:

We supplementally advise the Staff that the Company will only purchase directly the securities of C1 Thirty companies through ATSs and will not purchase rights to or derivates of underlying securities through ATSs.

We supplementally advise the Staff that most purchases of securities through ATSs will typically be free from restrictions from transfer, except that the securities will be subject to a ROFR held by the issuer of the securities to repurchase the securities.

We supplementally advise the Staff that the purchase and settlement process for the purchase of securities through ATSs is substantially as follows: The ATS identifies a shareholder of securities that the Company is interested in purchasing. The Company presents the ATS with a bid for the securities and if the bid is acceptable to the shareholder, the Company and selling shareholder execute a purchase agreement for the subject securities. The purchase and sale of the securities are subject to the issuer’s ROFR. The purchase agreement will provide that the waiver of the ROFR must be obtained within a specific period of time, within 14 days, which may be extended to a maximum of 30 days from the date of the execution of the purchase agreement. The selling shareholder notifies the issuer of the execution of the purchase agreement, which triggers the ROFR. Typically, a failure by the issuer to exercise its ROFR within 30 days is deemed a waiver. We typically expect the issuer to exercise its ROFR or waive its right to exercise its ROFR within two weeks. If the issuer exercises its ROFR, the purchase agreement automatically terminates, and the Company cannot purchase the securities. If the issuer waives its ROFR, the Company wires funds for the purchase of the securities, and the seller confirms receipt of the funds. The issuer of the subject securities is notified of the transaction, and the transfer is recorded on the books and records of the issuer. The ATS may facilitate this process for each of the selling shareholder and the Company.

The settlement period commences when the purchase agreement is executed. The settlement period ends when either (i) the purchase is fully performed or (ii) when the purchase agreement is automatically terminated if the waiver of ROFR is not obtained within the 30 day period.

The Company expects that the closing of these transactions can be completed within 2 business days such that closing date does not exceed 35 days from the signing of the purchase agreement, in accordance with Rule 18f-4(f) of the Investment Company Act of 1940. The Company reasonably expects that issuers of the securities that it purchases (i.e. C1 Thirty companies) have prior experience in handling secondary transactions and booking and recording transfers of their securities. The Company also believes that capitalization table management software is widely used by private companies, especially C1 Thirty companies, and therefore, the Company reasonably expects that the issuer’s recording of the transfer of the securities in its books and records could be completed quickly and within two business days.

Upon execution of a purchase agreement, the securities underlying these purchase agreements will be recorded at fair value as an investment asset in accordance with the requirements of ASC 820-10-30-2. These values will be marked to market at the next valuation date as of the last day of each fiscal quarter.

The Company, in consultation with its independent valuation firm, EisnerAmper, determines a fair value for the securities, as of the last day of the Company’s fiscal quarter.

The Company recognizes the securities as being purchased at the time of the execution of the purchase agreement. Upon execution of the purchase agreement, the securities are entered at cost (plus any direct transaction cost) as Assets (debit) and a corresponding entry in Payables (credit). We view the purchase agreements merely as documenting the terms and conditions for the purchase of the underlying securities, and the purchase agreements themselves are not custodied because the securities are the assets rather than the purchase agreements. Copies of the purchase agreements will be maintained by the Company, SS&C, as the Company’s administrator, transfer agent and registrar, as part of the books and records of the Fund required by Rules 31a-1(b) and 2a-5 under the Investment Company Act, and the Custodian. The underlying securities are custodied consistent with the process for the custody of securities we acquire directly from selling shareholders without the use of an ATS as described in our response to comment 13 above.

Oral comments received July 11, 2025

18.	Please disclose in the Registration Statement the material information regarding the purchase of securities of C1 Thirty companies through ATSs including any Rights of First Refusal (“ROFRs”), any material terms, the time frame for settlement and related risk disclosure. In addition, please consider supplementing the description of the ATS transaction in the Registration Statement to discuss the bilateral nature of the purchases. For example, the Registration Statement states “the Fund will purchase securities in transactions “effected on” ATSs. If the ATSs are being used to identify sellers, consider whether revisions are necessary. Also, please supplementally advise the Staff whether the term “closing of these transactions” in response to Comment 17 above equate to the description of the settlement process as described in response to Comment 12 and 17?

Response:

We have revised the Registration Statement to disclose information regarding the purchase of securities of C1 Thirty companies through ATSs including any ROFRs, any material terms, the time frame for settlement and related risk disclosure on pages 4, 23 to 24, 54 and 57.

In addition, we have revised the description of the ATS transaction in the Registration Statement to discuss the bilateral nature of the purchases. For example, on page 4 and elsewhere, we disclose that the Company will invest in C1 Thirty companies by purchasing securities pursuant to purchase agreements in private transactions exempt from Section 5 of the Securities Act that are identified through private secondary marketplaces. We also state that securities of private companies are “quoted” on private secondary marketplaces rather than “traded” on secondary marketplaces.

Lastly, we supplementally advise the Staff that the closing of these “transactions” in response to Comment 17 above does indeed equate to the description of the settlement process as described in response to Comment 12 and 17.

19.

With respect to purchase agreements that are subject to transfer restrictions (such as a ROFR) at the time of signing, please supplementally advise whether the transaction falls under the ASC 946-320-25-2.

In addition, with respect to purchase agreements for proposed transactions that are ultimately not settled, how are costs treated?

Response:

We supplementally advise the Staff that, with respect to purchase agreements that are subject to transfer restrictions (such as a ROFR) at the time of signing, the Company concludes that it would be appropriate to record the purchase at the time when any and all transfer restrictions have been satisfied.

ASC 946-320-25-2 states:

A securities transaction outside conventional channels, such as through a private placement or by submitting shares in a tender offer, shall be recorded as of the date the investment company obtained a right to demand the securities purchased or to collect the proceeds of sale, and incurred an obligation to pay the price of the securities purchased or to deliver the securities sold, respectively. Determining the recording date may sometimes require an interpretation by legal counsel.

The Company’s conclusion is based upon its view that the satisfaction of any and all transfer restrictions, such as the issuer’s right to exercise its ROFR, would be the only material closing condition to the transaction. The Company’s interpretation of ASC 946-320-25-2 is that recognition of the securities should occur when the Company has a legally binding claim to the securities. The Company views, and its counsel agrees, that enforceability of a purchase agreement is contingent on the satisfaction or waiver of all material conditions precedent, including any transfer restrictions. The Company and its counsel determined that generally, a ROFR, is a material conditions precedent that, until waived, prevents the Company from having an enforceable right. Consistent with this determination, the Company and its counsel determined that generally, at such time as transfer restrictions (such as a ROFR) are satisfied, it would be appropriate under ASC 946-320-25-2 to recognize the securities as purchased because at such time, the Company has the right to demand the securities purchased and incurred an obligation to pay the price of the securities so purchased.

We have added disclosure in the risk factor on page 23 of the Registration Statement to disclose the risks associated with the Company’s recognition of purchased securities.

We further supplementally advise the Staff and disclose in the Registration Statement on page 54 that if the transaction does not settle, such as if the issuer exercises its ROFR or if the seller breaches its obligation to sell the securities, the Company will not incur ATS fees or brokerage commissions.

In addition, we may incur immaterial administration fees if a transaction does not settle, or we may incur legal expenses in connection with a potential claim for damages against a selling securityholder that breached a purchase agreement, which occurrence we expect to be rare and therefore immaterial. In these rare instances, the Adviser would reimburse the Company for such fees and expenses, and therefore, we would not record such fees and expenses as part of the transaction cost.

20.	On page 49 of the draft N-2 redline previously shared with the Staff, please rephrase the last sentence of the first paragraph to be expressed in terms of the cost of purchasing the securities, rather than fee incurred.

Response:	We have revised the sentence on page 23 to read “If the value of the acquired securities does not exceed our total acquisition cost of the acquired securities, we will realize a loss on this investment when the securities are eventually sold.”

21.	With respect to the table on page 100 of the draft N-2 redline previously shared with the Staff, consider adding a third column to categorize the disclosure in each row. Please also revise where appropriate to ensure that disclosure within the table is consistent.

Response:

We have revised the table on page 57 in accordance with the Staff’s comment to provide clear, concise, and consistent disclosure. Furthermore, in this table and elsewhere, we have reordered our presentation of the channels in which we may acquire C1 Thirty companies by ordering “direct purchases in private offerings” third to de-emphasize that channel, and we have added disclosure here and elsewhere to state that “we believe that substantially most of our purchases of securities would be made pursuant to purchase agreements with securityholders that we identify through private secondary marketplaces and in purchase agreements in one-off private transactions with eligible securityholders, and we expect that we would not frequently purchase securities directly with the issuer.”

22.	In light of your revised disclosure relating to the use of and settlement of purchase agreements, Please consider whether any revisions or additional disclosure is needed to the Determination of Net Asset Value section of the Registration Statement.

Response:	We have revised the disclosure in the Determination of Net Asset Value section of the Registration Statement to disclose the Company’s process for determining fair value for securities in C1 Thirty companies that it acquires through purchase agreements.

23.	Please update the financial statements contained in the Registration Statement to conform with Instruction 3 of Item 24 of Form N-2.

Response:	We have updated the financial statements contained in the Registration Statement to conform with Instruction 3 of Item 24 of Form N-2.

24.	Please confirm that FINRA has reviewed the proposed underwriting compensation terms and arrangement for the offering, including the amount of compensation to the Underwriters, and payment terms to the brokers participating in the offering, and whether they’ve issued a letter approving such terms.

Response:	We confirm to the Staff that FINRA has reviewed the proposed underwriting compensation terms and arrangement for the offering, including the amount of compensation to the Underwriters, and payment terms to the brokers participating in the offering. On July 11, 2025, FINRA issued its customary “no-objections” letter stating that FINRA raises no objections with respect to the fairness and reasonableness of the proposed underwriting terms and arrangements.

25.	Please supplementally describe the type and frequency of information that the valuation designee expects to receive with respect to the companies and the securities that the Company plans to acquire.

Response:	We supplementally advise the Staff that the valuation designee will use marketplace data and information rights to obtain information. For example, ATS platforms typically provide real-time price, volume and cap table data for securities that are quoted on the ATS platform. As another example, third party research providers, such as PitchBook, gather and analyze data on companies, investors, and deals of private companies. The Company may also attempt to secure information rights with the issuer. In addition, from time to time, the issuer may voluntarily provide information to potential investors in a capital raising round. The Company cannot definitively advise the Staff as it relates to how frequently the valuation designee will receive this information because private companies are typically not required to disclose such information. However, using the sources of information that are available, the valuation designee will re-value every holding on a quarterly basis in accordance with Rule 2a-5.

If you have any questions, or if we may be of any assistance, please do not hesitate to contact the undersigned at (202) 496-7408 or wendell.faria@dentons.com, or Brian Lee at (212) 768-6926 or brian.lee@dentons.com.

Very truly yours,

/s/ Wendell Faria
Wendell M. Faria, Esq.
Partner